UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at April 23, 2008

ROCKWELL DIAMONDS INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: May 2, 2008

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.rockwelldiamonds.com

ROCKWELL ACHIEVES STRONG PRICES FOR ITS APRIL 2008 DIAMOND SALE

April 23, 2008, Vancouver - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI, JSE:RDI, OTCBB: RDIAF) reports on its third diamond sale for 2008, completed on April 17th, 2008.

The Company offered a total of 2,712.75 carats for sale, representing diamond production for the end of February and all of March 2008 from the Wouterspan, Holpan and Klipdam mining operations. Rockwell realized total revenue of US$4,527,307 for this sale, representing an average price of US$1,668 per carat.

The operating costs for production during the period were approximately US$3.80 per tonne, a decrease from US$4.00 per tonne during the prior period. Details of prices achieved for the individual mining operations are included in the table below. Rockwell receives 74% of the revenues from the sale of the diamonds from these operations.

Operation	Sales (carats)	Average Price (US$ per carat)
Wouterspan	790.98	1590
Holpan	893.85	1798
Klipdam	1027.92	1615
total	2712.75	1668

As with the March diamond sale and other tenders this year, prices achieved for the diamonds sold in this latest sale showed strength in all categories. The distribution of diamonds larger than 10 carats sold was:

•      25 stones of 10 - 20 carats
•       2 stones of 21 - 30 carats
•       1 stones of 30 - 40 carats
•       4 stones of 40 - 50 carats
•       1 stone of 107 carats

The 107 carat diamond was recovered from the Holpan mine and was sold into the Steinmetz/Rockwell joint venture agreement to beneficiate selected special diamonds.

President and CEO John Bristow noted:

"As was the case for the previous two sales of 2008, the market for our diamonds has again showed strength in all categories. The prices achieved for this tender were excellent considering that there were fewer high quality white stones and, in general, the overall qualities of diamonds mined in the period were not the same as in the previous two tenders. The decline in operating costs is another positive factor for this sales period.

Further, the Company has recently completed the acquisition of the Middle Orange River Operations from Trans Hex (see April 16 2008 news release). Operational staff has mobilized to the Saxendrift property, located across the river from the Company's Wouterspan mine and have begun re-commissioning the exiting Rotary-pan plant and final recovery unit on Saxendrift. Rockwell is looking forward to additional production from the re-opening of this mine in the near future."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.